Partners
Geoffrey Chan *
Shu Du *
Andrew L. Foster *
Chi T. Steve Kwok *
Edward H.P. Lam ♦*
Haiping Li *
Rory McAlpine ♦
Jonathan B. Stone *
Kai Sun
Paloma P. Wang
♦ (Also Admitted in England & Wales)
* (Also Admitted in New York)
Skadden, Arps, Slate, Meagher & Flom 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO
May 31, 2022
VIA EDGAR
Mr. Donald Field
Ms. Taylor Beech
Mr. Blaise Rhodes
Ms. Angela Lumley
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
ZKH Group Limited (CIK No. 0001862044)
Response to the Staff’s Comments on Draft Registration Statement on
Form F-1 Confidentially Submitted on March 30, 2022

Dear Mr. Field, Ms. Beech, Mr. Rhodes and Ms. Lumley:
On behalf of our client, ZKH Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 28, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 30, 2022 (the “Draft Registration Statement”).
Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.
Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its audited consolidated financial statements as of and for the year ended December 31, 2021, and (ii) other information and data to reflect recent developments.
The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated April 28, 2022
Draft Registration Statement on Form F-1 Submitted March 30, 2022
Cover Page
1.
Please refer to the fifth paragraph of the prospectus cover page. Please disclose that your holding company structure involves unique risks to investors and that investors may never hold equity interests in your Chinese operating companies. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

The Company respectfully advises the Staff that the Company is a Cayman Islands holding company with operations primarily conducted by its wholly-owned subsidiaries in China. The Company does not currently use, and has not used in the past, a variable interest entity (VIE) structure. Therefore, the Company’s direct holding structure does not have the unique risks as that of a VIE structure in China, and investors, by purchasing equity interests in the Company, will indirectly hold equity interests in the Company’s operating entities in China.
2.
Please refer to the seventh paragraph of the prospectus cover page. We note your disclosure referencing the Holding Foreign Companies Accountable Act. Please amend your disclosure to also discuss the Accelerating Holding Foreign Companies Accountable Act and the inspection time frame under the AHFCAA, and include appropriate cross-references to your discussion of the same in your risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.
3.
Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Please refer to the Company’s response to the first comment. Based on the foregoing, the Company respectfully advises the Staff that it is not meaningful to specify which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
4.
Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no such transfers, dividends, or distributions have been made to date, so state. Provide cross-references to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8 and 9 of the Revised Draft Registration Statement.
5.
As a related matter, please amend your disclosure here, in the summary risk factors, and risk factors sections to state that, to the extent cash in the business is in a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross references to these other discussions.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 6, 7, 8, and 9 of the Revised Draft Registration Statement.

6.
Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, and 9 of the Revised Draft Registration Statement.
7.
To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 7, 8 and 9 of the Revised Draft Registration Statement.
Prospectus Summary, page 1
8.
In this section, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 7 and 8 of the Revised Draft Registration Statement.
9.
To give investors more context for your disclosure in this section, please move the “Conventions that Apply to this Prospectus” to the beginning of, or just prior to, the prospectus summary. In addition, please clarify the difference between your product sales model and marketplace model and ZKH platform and GBB platform on page 2. Lastly, please include examples of MRO products sold on your platform in this section.

In response to the Staff’s comment, the Company has moved the “Conventions that Apply to this Prospectus” to page ii and revised the disclosure on page 2 of the Revised Draft Registration Statement.
Our Performance, page 4
10.
Please revise the graphic to include boxes which disclose with equal prominence your financial results including your net revenues and losses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 117, and 118 of the Revised Draft Registration Statement.
11.
We note your disclosure that you have achieved significant growth and “witnessed improvement in [y]our financial position,” yet you disclose your net loss increased from RMB314.8 million in the nine months ended September 30, 2020 to RMB663.7 million in the same period in 2021. Please revise to balance your growth and financial improvement discussion with a discussion of your increased net losses over the same periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 118 of the Revised Draft Registration Statement.

Summary of Risk Factors
Risks Related to Doing Business in China, page 6
12.
Please revise this section to specifically discuss risks and uncertainties regarding the enforcement of laws in the PRC legal system and that rules and regulations in China can change quickly with little advance notice. Also address the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include specific cross-references, by title and page, to each of the relevant individual detailed risk factors in your Risk Factor section.

In response to the Staff’s comment regarding the uncertainties of PRC laws and the oversight and control by Chinese government in general, the Company has revised the disclosure on pages 6 and 7 of the Revised Draft Registration Statement.
Permissions Required from the PRC Authorities for Our Operations, page 7
13.
The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

The Company respectfully advises the Staff that requirements under Item 4.B.6 and Item 4.B.8 of Form 20-F are each qualified with the materiality threshold. Therefore, the Company believes its disclosure about the permissions required from the PRC authorities, as qualified by materiality, should still satisfy the requirements under Form 20-F.
Permissions Required from the PRC Authorities for This Offering, page 7
14.
We note your disclosure throughout this section that the company has relied upon the advise of PRC counsel. Please revise to specifically name your PRC counsel here.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Revised Draft Registration Statement.
15.
We note your disclosure that your PRC counsel has advised you that you are not subject to cybersecurity review by the Cyberspace Administration of China for this offering. Please revise to explain the consequences to you and your investors if you or your subsidiaries incorrectly conclude that a cybersecurity review by the CAC is not required, or if applicable laws, regulations, or interpretations change and you are required to undergo a cybersecurity review or obtain permissions or approvals from the CAC in the future. In addition, we note your disclosure that the China Securities Regulatory Commission informed you that based on its understanding of the relevant provisions in The Revised Cybersecurity Review Measures as well as its communication with the “competent regulatory authority,” you are not subject to cybersecurity review if you are not in possession of over one million users’ personal information.” Please identify the “competent regulatory authority” and explain the CSRC’s role in interpreting CAC regulations. Please make conforming edits to your related risk factor disclosure starting on page 24.

The Company respectfully advises the Staff that the subject disclosure is a verbatim quotation of the CSRC’s correspondence with the Company, and the Company did not redact the identity of the “competent regulatory authority.” The Company’s conclusion, and the PRC counsel’s opinion, that the Company is not subject to cybersecurity review by the CAC do not hinge on the identity of the “competent regulatory authority,” with whom the CSRC had communicated. The identity of the “competent regulatory authority” is not part of the assumptions or qualifications of the PRC counsel’s opinion, nor is such identity part of the opinion itself. Therefore, the Company does not believe the identity of the “competent regulatory authority” is material to investors.
The PRC counsel’s opinion rests on three legs:
•
First, and most importantly, the China Cybersecurity Review Technology and Certification Center has confirmed to the Company that it would not be required to apply for a cybersecurity review in connection with this offering and its proposed listing on either the NYSE or Nasdaq, if the Company does not possess over one million users’ personal information prior to the completion of this proposed transaction. The China Cybersecurity Review Technology and Certification Center has sole jurisdiction under PRC law to issue binding decisions on whether CAC cybersecurity review applies to a particular foreign listing, after consulting other governmental departments if the China Cybersecurity Review Technology and Certification Center deems necessary.

•
Second, the CSRC is one of the PRC governmental agencies that jointly issued the Revised Cybersecurity Review Measures, which instituted the cybersecurity review. The CSRC acts as the PRC inter-agency coordinator in reviewing proposed foreign listings, and interpretations by the CSRC of the Revised Cybersecurity Review Measures is persuasive authority as to whether cybersecurity review applies to a particular listing. The basis upon which the CSRC drew its conclusion regarding the applicability of the cybersecurity review to the Company’s proposed listing, including the fact that the CSRC had communicated with the competent regulatory authority in China, is not material.

•
Third, as a matter of fact, (i) the Company is not in possession of more than one million users’ personal information, and (ii) the Company processes data for the sole purpose of providing MRO procurement and management services, which do not involve data processing activities that affect or may affect national security.

Regarding the CSRC’s role in interpreting CAC regulations, the Company respectfully advises the Staff that the CSRC is one of the PRC governmental agencies that jointly issued the Revised Cybersecurity Review Measures, which instituted the cybersecurity review. The CSRC is a member of the inter-agency task force on cybersecurity review. The CSRC is ascribed the legal power to act as the PRC inter-agency coordinator in reviewing proposed foreign listings. Therefore, interpretations by the CSRC of the Revised Cybersecurity Review Measures is persuasive authority as to whether cybersecurity review applies to a particular listing.
In response to the Staff’s comment, the Company has additionally revised the disclosure on pages 9, 10 and 25 of the Revised Draft Registration Statement.
16.
We note your disclosure that your PRC counsel and the CSRC has advised you that you do not need to obtain any regulatory approval or fulfill any filing procedure for this offering under applicable PRC laws, rules and regulations, but we also note your disclosure that “in the event that the Draft Administration Regulations and the Draft Filing Measures come into effect after the date of this prospectus but on or before the consummation of this offering, [you] will take any and all actions necessary to complete the required filing with the CSRC.” Please revise your disclosure to clarify whether your PRC counsel’s or the CSRC’s position that you do not need to obtain any regulatory approval for this offering is based on the fact that the Draft Administration Regulations and the Draft Filing Measures have not yet taken effect, and explain the consequences to you and your investors if you or your subsidiaries incorrectly conclude that regulatory approval from the CSRC for this offering is not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, and 52 of the Revised Draft Registration Statement.
17.
We note your disclosure that “assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of [y]our offering and listing in an overseas market in the future will be subject to the filing requirement with the CSRC,” and that “[y]our PRC counsel does not expect there to be any material legal obstacle for

[you] to comply with the required filing procedures with the CSRC.” Please revise to explain the consequences to you and your investors if you or your subsidiaries do not receive approval from the CSRC upon filing in the future.
In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 52 of the Revised Draft Registration Statement.
The Holding Foreign Companies Accountable Act, page 7
18.
Please explicitly address whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that an exchange may determine to delist your securities if the PCAOB determines that it cannot inspect or investigate completely your auditor.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Revised Draft Registration Statement.
Risk Factors, page 19
19.
Please include risk factor disclosure addressing the anti-takeover provisions to be included in your post-offering memorandum and articles of association discussed on page 177.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Draft Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 89
20.
We note your disclosure throughout the filing that you have witnessed an increase in the average spending from your top 500 customers in terms of GMV, which increased from RMB5.9 million in 2020 to RMB9.7 million in 2021, and that approximately 88% of your top 500 customers in 2019 in terms of GMV transacted with you in 2021. We also note your disclosure on page 19 that your business, financial condition and results of operations may be materially and adversely affected if you are unable to attract and retain customers. Given that it appears management has tracked customer retention and customer spend over several periods, please tell us what consideration you gave to including a cohort analysis and discussion of these metrics in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 114 and 118 of the Revised Draft Registration Statement.
21.
We note your discussion of “GMV” throughout your registration statement as a measure of performance. Please tell us and disclose how this measure is calculated, the reasons why this measure provides useful information to investors, a statement of how management uses this measure in managing or monitoring the performance of the business, and if this measure is a key performance indicator (KPI). Refer to Staff Release 33- 10751 on guidance on key performance indicators and metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully advises the Staff that the Company has disclosed how GMV is calculated on page ii, i.e., “GMV” are to the total transaction value of orders placed on our platform and shipped to customers, net of the returned amount. GMV provides a measure of the overall volume of transactions that took place on our platform in a given period. Because the Company primarily derives revenues from product sales, the trend in GMV from period to period is a close approximate of the topline performance of the Company. The Company further confirms that this measure is a KPI. In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Revised Draft Registration Statement.

Impact of COVID-19 on Our Operations, page 91
22.
We note your disclosure that COVID-related restrictions led to a decrease in demand and supply of non-PPE products and higher fulfillment expenses, especially in your shipping costs, and that you saw a slow-down in the growth in sales in the first quarter of 2020. Here and in your risk factors, please quantify the impact of the COVID-19 pandemic on your expenses and sales growth, to the extent practicable. To the extent that the purchase price increases of MRO products in the first half of 2021 driven by the price increase of raw materials of MRO products that you mention on page 97 was caused by the COVID-19 pandemic, so state. We also note your disclosure that “many corporate offices, hardware stores, manufacturing facilities and factories in the affected regions have been temporarily closed again, which has adversely affected the MRO procurement demand.” To the extent practicable, please quantify the decrease in demand and address any known trends or uncertainties with respect to this impact on MRO procurement demand in future periods.

In response to the Staff’s comment to quantify the impacts of the COVID-19 pandemic, to the extent practicable, the Company has revised the disclosure on pages 37, 92 and 93 of the Revised Draft Registration Statement.
In terms of the price increase of raw materials of MRO products, the Company respectfully advises the Staff that it is impracticable for the Company to state whether such increase was primarily driven by the COVID-19 pandemic. This is because the fluctuations in global commodity prices were likely caused by highly complex endogenous and exogenous factors, including without limitation worldwide economic development, supply chain bottlenecks (which may have been partially due to the COVID-19 pandemic), etc. The Company is unable to isolate the relative and proportionate impact that COVID-19 had on such fluctuations in international or domestic raw material prices.
In terms of the impacts of the on-going COVID-19 resurgence in China, the Company respectfully advises the Staff that because of the fluidity of the situation, the Company is unable to provide at this time a quantitative analysis on its 2022 financial or operating performance. However, the Company will endeavor to do so in subsequent submissions and filings, prior to the launch of this offering.
Liquidity and Capital Resources, page 99
23.
We note your disclosure here and in the notes to your financial statements that you entered into several revolving credit facilities during 2020 and 2021. Please file the related agreements as exhibits to your registration statement, or tell us why you are not required to do so.

The Company respectfully advises the Staff that the agreements relating to the revolving credit facilities during 2020 and 2021 were entered into in the ordinary course of the Company’s business, and the Company’s business is not substantially dependent on any of these revolving credit facilities for the following reasons: (i) the Company generally obtains credit revolving facilities from more than one financial institution, and a number of financial institutions are capable of providing credit facilities at similar terms, therefore the Company does not believe that its business is substantially dependent on one particular credit facility or financial institution, and (ii) the credit facilities obtained by the Company during 2020 and 2021 were all short-term credit facilities. Based on the foregoing, the Company does not believe that any of its agreements relating to the revolving credit facilities during 2020 and 2021 constitutes a “material contract” as defined under Item 601(b)(10) of Regulation S-K which needs to be filed as an exhibit to its registration statement.
Warehousing, Logistics and Fulfillment Services, page 131
24.
We note your disclosure on page 131 that you “have established a set of stringent criteria for and have entered into long-term framework agreements with the third-party logistic service providers.” We also note your disclosure on page 135 that you “seek to enter into long-term agreements with certain strategic suppliers.” Please tell us whether you have entered into any material framework or supply agreements, describe the material terms of any such agreements in the filing, and file each agreement as an exhibit to the registration statement, or tell us why you are not required to do so.
The Company respectfully advises the Staff that the Company enters into service agreements with third-party service providers and suppliers in the ordinary course of the Company’s business, and the Company’s business is not substantially dependent on any of these service agreements for the following reasons: (i) the Company generally sources MRO logistics services from more than one provider, and a number of providers are capable of providing the MRO logistics services at similar qualities and prices, therefore the Company does not believe that its business is substantially dependent on one particular MRO logistics service provider, and (ii) the Company generally sources MRO products from more than one supplier, and, given the nature of MRO products, there are a large number of suppliers that are capable of supplying any particular type or category of MRO products at similar qualities and prices. As such, the Company does not believe that its business is substantially dependent on one particular service provider or supplier. Based on the foregoing, the Company does not believe that any of its service agreements constitutes a “material contract” as defined under Item 601(b)(10) of Regulation S-K which needs to be filed as an exhibit to its registration statement.
Regulation, page 143
25.
Please revise this section to describe the material effects of these government regulations on your business or how each regulation applies to your business. For example, you describe the regulations related to foreign investment but do not say whether the company is on the 2021 Negative List. This is just one example. Refer to Item 4.B.8 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144, 145, 146, 148, 149, 153, 155, 156, 157, 158, 159, 160, 161, 162, 163, 164, and 165 of the Revised Draft Registration Statement.
Management
Employment Agreements and Indemnification Agreements, page 167
26.
Disclose the details of your directors’ service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment, or include an appropriate negative statement. Refer to Item 6.C.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Revised Draft Registration Statement.
Description of Share Capital
Convertible Promissory Notes, page 183
27.
We note your disclosure that “the Series F Convertible Notes may be optionally or automatically converted into the Series F convertible preferred shares of the Company at the then effective conversion price, upon completion of the Restructuring prior to the Maturity Date, or immediately prior to the consummation of this offering.” Please amend your disclosure to provide an estimate of the amount of shares of Series F Preferred Shares and, ultimately, ordinary shares, that will be issued to the Series F Convertible Investors, and discuss the potential dilutive impact of this conversion in your risk factors.

In response to the Staff’s comment, the Company has revised the disclosure on page 76, and 186 of the Revised Draft Registration Statement.
Notes to Consolidated Financial Statement
2. Summary of significant accounting policies
(d) Segment reporting, page F-12
28.
We note your disclosure that your chief operating decision maker reviews consolidated results when making decisions about allocating resources and that you do not distinguish expenses between markets or segments for internal reports. However, we also note that you distinguish between the ZKH platform and the GBB platform throughout your filing. Discrete financial data is provided for net revenues, cost of revenues and gross profit by platform. The platforms appear to have material net revenues and substantially different margins and margin trends. The ZKH platform is described as direct sales and services to end customers and the ZBB platform as commissions-based sales to retail customers, who pay lower prices. Finally, we note that you have a Director and Vice President for the GBB platform. Please provide us with an analysis of the factors you used in determining if these two platforms constitute operating segments. Refer to ASC 280-10-50 and the incorporated disclosure requirements.
The Company respectfully advises the Staff that ZKH platform and GBB platform do not individually constitute an operating segment as defined in ASC 280-10-50-1.
Under ASC 280-10-50-1, an operating segment shall have all of the following characteristics:
a.
It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.
Its operating results are regularly reviewed by the public entity’s chief operating decision maker (the “CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

c.
Its discrete financial information is available.

The Company determined that ZKH platform and GBB platform collectively comprise the Company’s one, single operating segment as neither of the platforms satisfied criteria (b) and (c) for the reasons discussed below.
Although certain discrete financial information about ZKH platform and GBB platform is available, such information is limited to revenues, cost of revenues and gross profit. Under criteria (c), the discrete financial information must be sufficiently detailed to allow the CODM to make decisions about resources to be allocated to a segment and assess the segment’s performance. Although gross profit can be considered in certain situations to meet these criteria, as explained below, in the Company’s situation. this information is not in sufficient detail, nor is it intended, to achieve the objective of allocating resources to and assessing the performance of any segment.
The Company serves end customers on ZKH platform and retailer customers on GBB platform. Other than serving different customer types, the ZKH platform and GBB platform are indistinguishable. Products sold through the two platforms are substantially the same. The Company’s functional areas and infrastructure including product sourcing and selection, inventory management, fulfilment network and IT systems were built and have been operating on a company-wide one-segment basis. As the retailer customers resell the products procured through the Company’s platform, the Company strategically sets prices on GBB platform to be generally lower than prices on the ZKH platform, which explains the higher gross margin of the ZKH platform.
Considering criteria (b), the Company’s CODM is Mr. Long Chen, the Company’s Chief Executive Officer, who is responsible for the Company’s resource allocation decisions and performance assessment. On a monthly basis, Mr. Chen obtains and reviews consolidated financial information of the Company to make timely company-wide decisions by assessing the performance and allocates resources of the Company as a whole, not by platforms.
Although revenue and gross margin analysis by platforms is available for the CODM to understand reasons for the changes in the Company’s gross margin, the CODM does not consider the revenue and gross margin of each of the two platforms as relevant information for his decision-making because (i) the CODM focuses on the overall customer experience and business opportunities and strategies for the Company as a whole in making his decisions; (ii) the margin of the GBB platform is lower simply because the Company strategically sets lower prices for price sensitive retailer customers.

Moreover, as mentioned above, all the Company’s functional areas and infrastructure were built and have been operating on a company-wide one-segment basis and the related costs are not allocated to either ZKH platform or GBB platform in the monthly consolidated financial information reviewed by the CODM. Products sold through two platforms are substantially the same. As such, the CODM focuses on consolidated operating results, revenue and GMV to assess the Company’s performance on a company-wide one-segment basis. This approach enables the Company to make decisions based on long-term strategic considerations rather than the financial results of individual platforms.
The inclusion of gross margin by platform in the MD&A section of the draft registration statement is solely to assist in the explanation of changes in gross margin.
Changxiang Yang, the Director and Vice President, GBB platform, is mainly responsible for sales to the retailer customers on GBB platform. The equivalent role for ZKH platform is Fengyi Bie, who is the Vice President, Sales, and responsible for sales to the end customers on ZKH platform. The compensations of the two senior management are determined based on the Company’s consolidated results as opposed to the individual performance of either ZKH platform or GBB platform.
Although certain discrete financial information about ZKH platform and GBB platform is available, such information is limited to revenues, cost of revenues and gross profit. Under criteria (c), the discrete financial information must be sufficiently detailed to allow the CODM to make decisions about resources allocation among segments and assess the segment’s performance. Although gross profit can be considered in certain situations to meet these criteria, in the Company’s situation this information is not in sufficient detail, nor is it intended to achieve the objective of allocating resources to and assessing the performance of any segment as explained above. The inclusion of gross margin by platform in the MD&A section of the draft registration statement is solely to assist in the explanation of changes in gross margin.
Based upon the criteria prescribed by ASC 280-10-50-1 and the foregoing analysis, the Company determined that neither of the ZKH platform or GBB platform is an operating segment.
Item 7. Recent Sales of Unregistered Securities, page II-1
29.
Please disclose the information required by Item 701(c) of Regulation S-K for each sale.

In response to the Staff’s comment, the Company has revised the disclosure on pages II-1 to II-4 of the Revised Draft Registration Statement.
General
30.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company respectfully advises the Staff that the Company will provide supplemental copies of any and all written communications, as defined in Rule 405 under the Securities Act, if, and to the extent, the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not the Company retained, or intended to retain, copies of the communications.

31.
Please tell us whether any of your PRC subsidiaries are considered a wholly-owned foreign enterprise. If so, please affirmatively state in your filing, if true, that you do not use a VIE structure.

The Company respectfully advises the Staff that the Company does not currently use, and has not used in the past, a VIE structure. All of the Company’s PRC subsidiaries are controlled via a direct holding structure, and all of the principal subsidiaries disclosed under “Corporate History and Structure—Corporate Structure” on pages 12 and 89 of the Revised Draft Registration Statement will be considered as wholly-owned foreign enterprises after the Restructuring. The Company has revised the disclosure on pages 12 and 89 of the Revised Draft Registration Statement to provide the affirmation.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.
Very truly yours,
/s/ Haiping Li

Haiping Li
cc:
Mr. Long Chen, Chairman of the Board of Directors and Chief Executive Officer, ZKH Group Limited Mr. Chun Chiu Lai, Chief Financial Officer, ZKH Group Limited
Mr. Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Mr. David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Mr. Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Mr. Ethan Yuxin Chen, Esq., Partner, Kirkland & Ellis International LLP
Mr. Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP